Exhibit 23.1

KPMG LLP Suite 3800 1300 South West Fifth Avenue Portland, OR 97201

Consent of Independent Registered Public Accounting Firm
We consent to the use of our report dated February 12, 2026, with respect to the consolidated financial statements of Dutch Bros Inc., and the effectiveness of internal control over financial reporting, incorporated herein by reference, and to the reference to our firm under the heading "Experts" in the prospectus.

Portland, Oregon
September 3, 2026

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.